EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 14, 2008, relating to the consolidated financial statements and financial statement schedule of Shoe Carnival, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainties in Income Taxes, effective February 4, 2007, and relating to the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, effective January 29, 2006) and to the effectiveness of Shoe Carnival, Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Shoe Carnival, Inc. for the year ended February 2, 2008.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
September 11, 2008